CVF Technologies Corporation
Journal Entry (prepared by RL Miller)
12/31/04

Exhibit 2

#16304-100	Port. Invest. - Biorem	CND$	80,000.00	Dr
#17102-100	Notes Rec. - Biorem	CND$			80,000.00	Cr

To record conversion of $80,000 debt from Biorem for # 200,000 Biorem shares (at $.40/share) on 11/24/04.

#22701-100	Loan pay. - Ian Jamieson	CND$	500,000.00	Dr
#22201-100	Accrued Payable	CND$	25,000.00	Dr
#16304-100	Port. Invest. - Biorem	CND$			183,750.34	Cr
#71000-100	Gain on disposal of shares	CND$			341,249.66	Cr

To record transfer of #298,296 Biorem common shares held by CVF to Ian Jamieson on 11/24/04 to reflect conversion of note payable by CVF and interest accrued of $25,000.00. (see attached)